Exhibit 99.2

WEIDAI Ltd.
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: WEI)

NOTICE OF ANNUAL GENERAL MEETING
to be held on December 15, 2021
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Weidai Ltd. (the “Company”) will be held at Hongxin Science and Technology Park, No.668, Jianshe Third Road, Xiaoshan District, Hangzhou, Zhejiang Province, the People’s Republic of China on December 15, 2021 at 11:00a.m., local time, and at any adjourned meeting thereof. No proposal will be submitted to shareholders for approval at the AGM. Instead, The AGM will serve as an open forum for shareholders to discuss the Company’s affairs with management.

The Board of Directors of the Company has fixed the close of business on November 19, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person.

The notice of the annual general meeting is available on the Company’s website at http://weidai.investorroom.com/. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2021, U.S. Eastern Time. The annual report can be accessed on the SEC’s website at www.sec.gov. The Company will also provide a hard copy of its annual report containing its audited consolidated financial statements, free of charge, to its shareholders and American Depositary Share holders upon request.

By Order of the Board of Directors,

/s/ Hong Yao
Hong Yao
Chairman of the board of directors and chief executive officer

Hangzhou, November 12, 2021

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